SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549
	FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

	 For the fiscal year end December 31, 1994

	OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               to

Commission file number   1-12454

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	MORRISON RESTAURANTS INC. DEFERRED COMPENSATION PLAN


  B. Name of issuer of the securities held pursuant to the Plan and address of its principal executive office:

	MORRISON RESTAURANTS INC.
	P.O. Box 160266
	Mobile, Alabama  36625






Exhibit index appears at page 18. This report contains a total of 19 pages.

	Page 1 of 19



The following financial statements are included in this report:

Audited Financial Statements:
                                            	Page
	 Description                               Number

Report of Independent Auditors                4

Statements of Financial Condition
At December 31, 1994 and 1993                 5

Statements of Income and Changes in Plan
Equity for the years ended December 31,
1994, 1993, and 1992                          6

Notes to Financial Statements                 7

Signatures                                   17




The written consent of Ernst & Young LLP with respect to the plan annual financial statements is attached hereto as exhibit #23.

Morrison Restaurants Inc. Deferred Compensation Plan

	Financial Statements




	Years ended December 31, 1994, 1993 and 1992





	Contents


Report of Independent Auditors............................. 4

Audited Financial Statements

Statements of Financial Condition.......................... 5
Statements of Income and Changes in Plan Equity............ 6
Notes to Financial Statements.............................. 7

Report of Independent Auditors


Employee Benefits Committee
Morrison Restaurants Inc.

We have audited the accompanying statements of financial condition of the Morrison Restaurants Inc. Deferred Compensation Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Morrison Restaurants Inc. Deferred Compensation Plan at December 31, 1994 and 1993, and its income and changes in plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

	/s/ Ernst & Young LLP
	Ernst & Young LLP

Birmingham, Alabama
April 7, 1995

Morrison Restaurants Inc. Deferred Compensation Plan
	Statements of Financial Condition



							                                              	December 31
	                                   					     1994                  1993

Assets
Cash                                    $      612,613         $  4,086,869
Investments, at fair value:
  Morrison Restaurants Inc.
    common stock                             9,322,740            7,950,705
  Other securities:
    Templeton Growth Fund                    3,984,967            2,404,641
    Guaranteed investment
     contracts                               3,840,503            1,235,652
	                                     		    17,760,823           15,677,867
Contributions receivable:
  Participants                                 237,319              276,736
  Employer                                      28,272               35,817
					                                          265,591              312,553
Dividends and interest
  receivable                                    20,656                1,485
Total assets                                18,047,070           15,991,905

Liabilities
Accrued administrative fees                      1,416                    -
Total liabilities                                1,416                    -
Plan equity                              $  18,045,654         $ 15,991,905

See accompanying notes.

                                   -5-


Morrison Restaurants Inc. Deferred Compensation Plan

Statements of Income and Changes in Plan Equity


                             			       Year ended December 31
				                               1994         1993          1992
Net investment income:
  Dividends on Morrison
   Restaurants Inc.
   common stock               $   112,963    $  75,661    $  37,003
  Other dividends                 444,089      141,580       12,109
  Interest                        259,268      389,243      429,713
				                              816,320      606,484      478,825
  Administrative expenses         (76,308)     (59,605)     (85,315)
				                              740,012      546,879      393,510

Net (depreciation) appreciation
  in fair value of investments   (953,914)   2,225,280    1,066,701
Contributions:
  Participants                  2,658,923    2,626,214    2,198,373
  Employer                        500,392      538,211      443,836
                            				3,159,315    3,164,425    2,642,209
Withdrawals by participants      (891,664)    (450,692)    (559,392)
Income and changes in
  plan equity                   2,053,749    5,485,892    3,543,028
Plan equity at
  beginning of year            15,991,905   10,506,013    6,962,985

Plan equity at end of year   $ 18,045,654 $ 15,991,905 $ 10,506,013

See accompanying notes.


                                  -6-

Morrison Restaurants Inc. Deferred Compensation Plan
Notes to Financial Statements
December 31, 1994 and 1993

1. Significant Accounting Policies
The financial statements of the Morrison Restaurants Inc. Deferred Compensation Plan (the Plan) are presented on the accrual basis of accounting.

Investments in common trust funds are stated at fair value based on quoted redemption values on the last business day of the plan year. Guaranteed investment contracts are stated at the contract value as determined by the insurance companies based on the guaranteed rate of return. Morrison Restaurants Inc. common stock is traded on the New York Stock Exchange and is valued at the closing sales price on the last business day of the plan year. Prior to October 21, 1993 Morrison Restaurants Inc. common stock was traded on the over-the-counter market. The average cost of shares sold is used to compute gain or loss.

Certain previously reported amounts have been reclassified to conform to the current year's presentation. Such reclassifications have no effect on previously reported plan equity.

2. Description of Plan
The Plan was established January 1, 1988 to provide additional incentive and retirement security for a select group of management and certain highly compensated employees of Morrison Restaurants Inc. and its subsidiaries (the Company). The Plan was amended effective January 1, 1990 to provide for investment direction by participants, including the ability to invest in Company stock.

Effective January 1, 1993 the Plan was amended to continue to allow participants to direct the investment of assets; however, the Plan document will no longer require that the Trustee precisely follow the participants' directions. Under this new approach, commonly referred to as a "phantom plan," the manner in which assets are invested is determined by the Trustee, who must achieve certain predetermined rates of return. Periodic earnings shortages below the predetermined rate of return would be required to be funded by the Company.

The general administration of the Plan is the responsibility of the Employee Benefits Committee (the Committee) which consists of at least two persons and not more than seven persons appointed by the Board of Directors. Costs of administering the Plan are paid by the Company to the extent not paid by the Trust. The Plan's assets are held by AmSouth Bank of Alabama, trustee for the Plan.

Morrison Restaurants Inc. Deferred Compensation Plan
Notes to Financial Statements (continued)

2. Description of Plan (continued)
To participate in the Plan, the employee must have been designated for participation in the Plan by the Plan Administrator. Additionally, the employee must authorize, on a form prescribed by the Committee, the deduction from his pay of the basic contribution as defined by the Plan. Participants may contribute amounts ranging from 2% to 20% of their compensation and specify the various investment alternatives to which the Plan's assets will be directed.

These investment alternatives are:
Money Market Fund

The investment policy of the money market fund is to invest in income-producing assets with relatively short terms and relatively high security of principal. These assets can include government securities, commercial paper (publicly traded or privately placed), other debt securities, shares of money market mutual funds, units of participation in the Trustee's short-term investment trust, and time deposits or certificates of deposit of any bank or savings and loan association, the deposits of which are insured by the Federal Deposit Insurance Corporation, including the Trustee.

Equity Fund

The investment policy of the equity fund is to invest in relatively high quality equity assets producing either income or capital appreciation, or both. These assets can include common stocks and similar equity securities (including warrants or rights to subscribe to or securities convertible into stock or securities), and shares of mutual funds which invest in common stock.

Morrison Restaurants Inc. Deferred Compensation Plan
Notes to Financial Statements (continued)

2. Description of Plan (continued)

Fixed Income Fund

The investment policy of the fixed income fund is to achieve income through investment in income-producing assets with relatively high security of principal. These assets can include guaranteed investment contracts issued by insurance companies, bonds, notes, debentures, mortgages, preferred stocks, interests in leases of either real or personal property, or both, contracts or other evidences of indebtedness, endowment or annuity contracts, shares of mutual funds, or other tangible or intangible property or interests in property, either real or personal, the income return from which is fixed or limited by the terms of the instrument creating or evidencing the property or interest in property.

Morrison Stock Fund

The investment policy of the stock fund is to allow participants to participate in the ownership of the Company.


The Company matches 20% of contributions by participants with 3 to 9 years of service, 30% for participants with 10 to 19 years, and 40% for participants with 20 or more years of service or who are specifically designated by the Plan Administrator as one of a select group of members to receive a 40% matching contribution. Matching contributions for any plan year shall be credited with respect to annual deferred amounts of up to the maximum amount allowed under Internal Revenue Code Section 402(g)(1) ($9,240 for 1994). On April 25, 1990, the Company established a post-1989 Stock Match Fund. Matching contributions are made to this fund and may be invested entirely in Company stock.

Participants or their beneficiaries have a 100% vested interest in the value of their respective contributions and employer matching accounts. The basic form of distribution is a single lump sum payment in cash and Company stock.

Morrison Restaurants Inc. Deferred Compensation Plan
Notes to Financial Statements (continued)
3. Investments
The Plan's investments are held by a trust fund administered by AmSouth Bank of Alabama.

The Plan's investments (including investments bought, sold and held during the year) (depreciated) appreciated in value by $(953,914), $2,225,280 and $1,066,701 during the years ended December 31, 1994, 1993 and 1992, respectively, as follows:

                                   					   Year ended December 31
                            				       1994         1993          1992
Morrison Restaurants Inc.
 common stock                     $  (567,656)  $ 1,870,730  $ 1,045,358
Templeton Growth Fund                (386,258)      361,707            -
U.S. Treasury Note                          -          (402)       3,709
Other securities:
  Other common stocks                       -        (6,755)      17,634
  Totals                          $  (953,914)  $ 2,225,280  $ 1,066,701

The fair values of individual investments that represent 5% or more of plan equity at December 31, 1994 and 1993 are as follows:

		                                          				1994             1993
Morrison Restaurants Inc.
 common stock                                $9,322,740      $ 7,950,705
Principal Financial Group, guaranteed
 investment contract                          1,336,358        1,235,652
State Mutual Life Assurance, guaranteed
 investment contract                          1,251,259                -
Commonwealth Life, guaranteed investment
 contract                                     1,252,886                -
Templeton Growth Fund                         3,984,967        2,404,641

The Plan's exposure to accounting loss with respect to these financial instruments is limited to the carrying values stated above.

4. Income Tax Status

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue Code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, Morrison Restaurants Inc. Participants must include distributions in taxable income at the time of withdrawal.

Morrison Restaurants Inc. Deferred Compensation Plan
Notes to Financial Statements (continued)


5. Transactions with Parties-In-Interest

Amounts of Morrison Restaurants Inc. common stock held by the Plan at December 31, 1994 and 1993 totaled 380,520 and 302,884 shares, respectively, with a market value of $9,322,740 or $24.50 per share, and $7,950,705 or $26.25, respectively. On October 29, 1993 Morrison Restaurants Inc. paid a 3-for-2 stock split. All share data above has been adjusted to reflect the split.
                                   -11-

Morrison Restaurants Inc. Deferred Compensation Plan
Notes to Financial Statements (continued)
6. Investment Programs
The allocation of Plan assets and liabilities to the separate investment programs at December 31, 1994 was as follows:

									                                                                      Post-1989
                         		      Money                    Fixed      Morrison     Stock
			                              Market        Equity     Income      Stock       Match
                      	  		       Fund          Fund       Fund        Fund       Fund        Total


Assets
Cash                         $  113,706  $    53,624  $  310,223  $  112,350  $   22,710  $   612,613
Investments, at fair value:
 Morrison Restaurants Inc.
   common stock                       -            -           -   6,141,506   3,181,234    9,322,740
 Other securities:
  Templeton Growth Fund               -    3,984,967           -           -           -    3,984,967
 Guaranteed investment
   contracts                          -            -   3,840,503           -           -    3,840,503
                     			        113,706    4,038,591   4,150,726   6,253,856   3,203,944   17,760,823

Contributions receivable:
 Participants                     6,269       51,786      22,160     157,104           -      237,319
 Employer                             -            -           -           -      28,272       28,272
                              				6,269       51,786      22,160     157,104      28,272      265,591
Dividends and interest
 receivable                         469       18,322       1,512         217         136       20,656
Total assets                    120,444    4,108,699   4,174,398   6,411,177   3,232,352   18,047,070

Liabilities
Accrued administrative
 fees                                (1)         (26)     (1,275)        (92)        (22)      (1,416)
Total liabilities                    (1)         (26)     (1,275)        (92)        (22)      (1,416)

Plan equity                 $   120,443  $ 4,108,673  $4,173,123  $6,411,085  $3,232,330  $18,045,654

                                                      -12-

 Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


6. Investment Programs (continued)

The allocation of Plan assets and liabilities to the separate investment programs at December 31, 1993 was as follows:

			   					                                                                     Post-1989
   			                           Money                    Fixed      Morrison     Stock
			                              Market        Equity     Income      Stock       Match
                        			      Fund          Fund       Fund        Fund        Fund        Total

Assets
Cash                         $  110,082  $    40,032  $3,833,878  $   78,332  $   24,545  $ 4,086,869
Investments, at fair value:
 Morrison Restaurants Inc.
   common stock                       -            -           -   4,995,919   2,954,786    7,950,705
 Other securities:
  Templeton Growth Fund               -    2,404,641           -           -           -    2,404,641
  Principal Financial
   Group, guaranteed
   investment contract                -            -   1,235,652           -           -    1,235,652
                     			        110,082    2,444,673   5,069,530    5,074,251   2,979,331  15,677,867

Contributions receivable:
  Participants                    5,512       63,492      70,790     136,942           -      276,736
  Employer                            -            -           -           -      35,817       35,817
                              				5,512       63,492      70,790     136,942      35,817      312,553
Dividends and interest
 receivable                         239           19       1,110          60          57        1,485
Plan equity                  $  115,833  $ 2,508,184  $5,141,430  $5,211,253  $3,015,205  $15,991,905

                                                      -13-


Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


6. Investment Programs (continued)

Plan income and changes in Plan equity for the year ended December 31, 1994, were allocated to the separate investment program as follows:
                									                                                      Post-1989
  			                        Money                     Fixed       Morrison      Stock
			                          Market       Equity       Income       Stock        Match
			                           Fund        Fund          Fund         Fund         Fund         Total

Plan equity at
  December 31, 1993      $  115,833   $ 2,508,184  $ 5,141,430  $ 5,211,253  $ 3,015,205   $ 15,991,905
Dividends on Morrison
  Restaurants Inc.
  common stock                    -             -            -       72,347       40,616        112,963
Other dividends                   -       444,089            -            -            -        444,089
Interest                      5,316         2,536      244,354        5,797        1,265        259,268
Administrative expenses      (4,989)      (13,803)     (31,192)     (17,555)      (8,769)       (76,308)
Net (depreciation)
  appreciation in fair
  value of investments            -      (386,258)           -     (361,646)    (206,010)      (953,914)
Contributions:
  Participants               44,720       653,427      551,496    1,409,280            -      2,658,923
  Employer                        -             -        4,600            -      495,792        500,392
                       			   44,720       653,427      556,096    1,409,280      495,792      3,159,315
Withdrawals by
  participants               (1,137)      (90,408)    (401,883)    (302,425)     (95,811)      (891,664)
Interfund transfers         (39,300)      990,906   (1,335,682)     394,034       (9,958)             -
Plan equity at
  December 31, 1994      $  120,443   $ 4,108,673  $ 4,173,123  $ 6,411,085  $ 3,232,330   $ 18,045,654

                                                     -14-


Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


6. Investment Programs (continued)

Plan income and changes in Plan equity for the year ended December 31, 1993, were allocated to the separate investment program as follows:
			   						                                                                    Post-1989
   			                        Money                     Fixed       Morrison      Stock
			                           Market        Equity      Income       Stock        Match
                       			     Fund         Fund         Fund         Fund         Fund         Total

Plan equity at
  December 31, 1992       $  146,358   $ 1,455,058  $ 5,229,077  $ 1,907,147  $ 1,768,373   $ 10,506,013
Dividends on Morrison
  Restaurants Inc.
  common stock                     -             -            -       43,685       31,976         75,661
Other dividends                    -       141,580            -            -            -        141,580
Interest                       2,668         4,274      378,414        2,840        1,047        389,243
Administrative expenses         (887)      (11,217)     (29,388)     (11,934)      (6,179)       (59,605)
Net appreciation
  in fair value of
  investments                      -       354,550            -    1,141,173      729,557      2,225,280
Contributions:
  Participants               100,028       516,629    1,002,140    1,007,417            -      2,626,214
  Employer                       141         8,487        6,397            -      523,186        538,211
                     	   		  100,169       525,116    1,008,537    1,007,417      523,186      3,164,425
Withdrawals by
  participants               (11,041)      (28,979)    (195,007)    (184,830)     (30,835)      (450,692)
Interfund transfers         (121,434)       67,802   (1,250,203)   1,305,755       (1,920)             -
Plan equity at
  December 31, 1993       $  115,833   $ 2,508,184  $ 5,141,430  $ 5,211,253  $ 3,015,205   $ 15,991,905

                                                     -15-


   Morrison Restaurants Inc. Deferred Compensation Plan

Notes to Financial Statements (continued)


6. Investment Programs (continued)

Plan income and changes in Plan equity for the year ended December 31, 1992, were allocated to the separate investment program as follows:

							   		                                                                    Post-1989
			                          Money                       Fixed       Morrison     Stock
			                          Market        Equity        Income       Stock       Match
			                           Fund          Fund          Fund         Fund        Fund           Total

Plan equity at
  December 31, 1991      $  124,615   $   498,461   $ 5,163,277  $   377,691  $   798,941   $  6,962,985
Dividends on Morrison
  Restaurants Inc.
  common stock                    -             -             -       13,812       23,191         37,003
Other dividends                   -        12,109             -            -            -         12,109
Interest                      4,482        20,711       401,620        1,548        1,352        429,713
Administrative expenses      (1,968)      (26,941)      (41,786)      (6,063)      (8,557)       (85,315)
Net appreciation
  in fair value of
  investments                     -        21,343             -      460,658      584,700      1,066,701
Contributions:
  Participants               58,763       432,322     1,351,873      355,415            -      2,198,373
  Employer                      655        13,582        13,126            -      416,473        443,836
                     	   		  59,418       445,904     1,364,999      355,415      416,473      2,642,209
Withdrawals by
  participants              (12,405)      (46,178)     (416,017)     (48,730)     (36,062)      (559,392)
Interfund transfers         (27,784)      529,649    (1,243,016)     752,816      (11,665)             -
Plan equity at
  December 31, 1992      $  146,358   $ 1,455,058   $ 5,229,077  $ 1,907,147  $ 1,768,373   $ 10,506,013

                                                     -16-

 SIGNATURES


Morrison Restaurants Inc. Deferred Compensation Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Morrison
Restaurants Inc. Deferred Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


			       Morrison Restaurants Inc.
			       Deferred Compensation Plan
				      (Name of Plan)






Date  April 26, 1995             /s/ Wallace R. Bunn
                              				Wallace R. Bunn
			                              	Director; Chairman,
				                              Compensation Committee














                                   -17-






EXHIBIT INDEX

Exhibit                                            Page
Number               Description                  Number

23            Consent of Independent Auditors       19




































                                   -18-